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NICHOLAS S. DILORENZO

nicholas.dilorenzo@dechert.com

+1 617 728 7171 Direct

+1 617 275 8370 Fax

April 28, 2017

Lisa Larkin, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) contained in Post-Effective Amendment No. 64 to the Registration Statement of Russell Investment Funds (Filed on February 9, 2017)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates, Michael Shea and me in a telephonic discussion on March 24, 2017 regarding the Russell Investment Funds (“RIF” or the “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on February 9, 2017. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAIs unless otherwise indicated.

Comments Applicable to U.S. Strategic Equity Fund, U.S. Small Cap Equity Fund, Global Real Estate Securities Fund, International Developed Markets Fund, and Strategic Bond Fund Prospectus

1.	Comment:	The staff notes that there were changes made to the Funds’ names. If such name changes were accompanied by a change in investment strategy, please disclose in the preamble to the performance bar chart that performance prior to the date of the strategy change is attributable to a prior investment strategy.

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	Response:	The Registrant confirms that there were no changes to the Funds’ investment strategies. Accordingly, no change has been made in response to this comment.

2.	Comment:	With respect to the Global Real Estate Securities Fund, please confirm supplementally whether the Fund will invest at least 40% of its assets outside the United States or that it will invest in countries other than the United States. If not, please explain supplementally how the Fund’s investments are consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).

Response:

The Registrant notes that as discussed in the “Principal Investment Strategies” sub-section of the “INVESTMENT OBJECTIVE AND INVESTMENT STRATEGIES” section of the Funds’ prospectus, the Global Real Estate Securities Fund will “[u]nder normal market conditions . . . invest at least 40%, and may invest up to 100%, of its assets in securities of issuers economically tied to non-U.S. countries.” Accordingly, the Registrant believes that the Fund’s investment strategy conforms to the guidance found in the above footnote.

For these reasons, the Registrant respectfully declines to make the proposed change.

Comments Applicable to the Non-Funds of Funds’ and Funds of Funds’ SAIs

3.	Comment:	The staff notes that, as discussed in the “Illiquid and Restricted Securities” risk tile, the Board has adopted procedures to allow a Fund or Underlying Fund to “deem as liquid” certain securities. Please explain supplementally the basis for such determinations.

	Response:	The Board has adopted policies and procedures (the “Procedures”) pursuant to which the Funds may deem as liquid the securities listed in the Illiquid and Restricted Securities risk tile (each a “Presumed Illiquid Security”). The Presumed Illiquid Securities are presumed to be illiquid unless certain conditions are met. Although the conditions under which a Fund may deem as liquid a

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Presumed Illiquid Security vary by Security type, Russell Investment Management, LLC (“RIM”) or the applicable money manager must generally determine that the Presumed Illiquid Security has a sufficiently high degree of liquidity to ensure that the Security may be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund valued the Security. Specifically, RIM or the applicable money manager may, among other factors, consider a Presumed Illiquid Security’s trading market, market activity in the Presumed Illiquid Security, number of participants willing to purchase or sell the Presumed Illiquid Security, and such other factors that RIM or the applicable money manager determine to be relevant to such determination. Because only securities presumed to be illiquid under SEC guidance are subject to this process and the “deemed liquid” determination is limited to circumstances where there is a reasonable basis for overcoming the illiquidity presumption based on Board-approved guidelines, the Procedures provide that certain Presumed Illiquid Securities can reasonably be deemed to be liquid under SEC guidance and, therefore, may be deemed to be liquid by the Fund or Underlying Fund.

4.	Comment:	The “Swap Agreements and Swaptions” risk in the SAI states: “For credit default swaps, liquid assets in the amount at least equal to the following will be segregated: (1) if a Fund or an Underlying Fund is the seller of a credit default swap with physical settlement, the notional amount of the contract minus any amounts owed to the Fund or Underlying Fund, (2) if a Fund or an Underlying Fund is the seller of a credit default swap with cash settlement, the notional amount of the contract minus the market value of the reference instrument and (3) if a Fund or an Underlying Fund is the purchaser of a credit default swap, any accrued but unpaid amounts owed by the Fund or Underlying Fund to the swap counterparty.” The staff notes that prongs (1) and (2) appear to be inconsistent with the staff’s position that, if a fund writes credit default swaps (“CDS”), the fund must segregate liquid assets at least equal to the notional value of the swap without offset. Please either revise the Funds’ policy for consistency with the staff’s position or provide authority supporting the Funds’ current position.

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Response:

The Registrant believes that the Funds’ asset coverage policies, including the policies stated with respect to written physical delivery and cash-settled CDS transactions, are reasonable and consistent with the principles underlying prior SEC and staff guidance with respect to Section 18 of the 1940 Act.

The Registrant notes that, to its knowledge, there has been no guidance published by the SEC or the staff setting forth a specific asset coverage approach for CDS. With respect to asset segregation practices more generally, the SEC acknowledged in its December 2015 rule proposal with respect to the use of derivatives by mutual funds that industry asset segregation practices for certain types of derivatives have developed over time, often predicated on staff no-action letters and other staff guidance.[1] However, the SEC has previously noted that, for certain derivative instruments, the SEC and staff have not provided any guidance with respect to appropriate asset coverage practices.[2]

In Investment Company Act Release No. 10666 (“Release 10666”) and subsequent staff no-action letters, the SEC stated that, in order for a fund to avoid senior security concerns under Section 18, the fund must segregate assets that, among other things, “assure the availability of adequate funds to meet the obligations arising from such activities.”[3] As a seller of protection in a CDS, depending on the terms of the contract, if the specified credit event occurs, a Fund would be required to pay its counterparty either: (i) the par or other agreed-upon value of a reference instrument (less any accrued but unpaid amounts owed to the Fund) in exchange for

[1]	See Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Release No. IC-31933 (Dec. 11, 2015) (the “Derivatives Rule Proposal”).
[2]	See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (the “Concept Release”). The Concept Release notes that “[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund’s daily mark-to-market liability, if any.” Id. In addition, the SEC specifically sought comment as to whether CDS, or some subset thereof, are generally covered based on the notional amount, mark-to-market value, or some other measure.
[3]	Investment Company Act Release No. 10666 (Apr. 18, 1979).

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delivery of the reference instrument in the case of a physical delivery contract; or (ii) a net settlement amount based on the difference between the notional amount of the contract and the market value of the reference instrument in the case of a cash-settled contract. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no credit event has occurred.

The Registrant confirms that the Funds’ current policy as articulated in the SAI with respect to physical delivery CDS requires a Fund to segregate the full notional amount of the payment obligations under a CDS that must be paid upon the occurrence of a credit event. Accordingly, the Registrant believes its disclosure regarding asset segregation for physically-settled CDS is consistent with the 1940 Act and relevant SEC and staff guidance.

With respect to cash-settled CDS, as noted above, the Registrant is not aware of specific guidance as to the appropriate amount to segregate for CDS beyond the statements in Release 10666 and the guidance on other types of instruments noted above. The Registrant further notes that the SEC has acknowledged in the Derivatives Rule Proposal that many mutual funds apply a mark-to-market segregation approach to a wide range of cash-settled instruments and some mutual funds use the marked-to-market segregation approach for all cash-settled derivatives. The Registrant recognizes that, while the staff has “informally embraced a flexible approach for covering” certain derivative instruments, the staff has more recently maintained through comments provided on fund registration statements that such an approach is not appropriate for certain other cash-settled instruments.[4] The Registrant respectfully submits that it is not aware of any reason that, in light of principles underlying Section 18, the marked-to-market segregation approach is appropriate for some categories of cash-settled derivatives and not others. The Registrant believes that the disclosure related to cash-settled CDS

[4]	ABA Report of Task Force on Investment Company Use of Derivatives and Leverage at 14 (2010).

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is consistent with SEC and staff guidance about Section 18 coverage in that it covers a Fund’s actual payment obligation under a cash-settled CDS, as distinguished from segregation of the notional amount, which equates with a theoretical maximum payment amount and would represent a form of overcollateralization that would unduly restrict the Fund and its investment operations when transacting in cash-settled CDS. Accordingly, the Registrant believes its disclosure regarding asset segregation for cash-settled CDS is consistent with the 1940 Act and relevant SEC and staff guidance.

Comments Applicable to the Funds of Funds’ SAI

5.	Comment:	Please confirm supplementally whether any revisions were made to the fundamental policies listed in the “Investment Restrictions, Policies and Certain Investments” section of the Funds of Funds’ SAI.

	Response:	With respect to Investment Restriction #2, the Registrant confirms that the only change made to the “Investment Restrictions, Policies and Certain Investments” section of the Funds’ SAI was to replace a reference to “each Fund” with a reference to “a Fund.” With respect to the disclosure clarifying Investment Restrictions #3 and #4, the Registrant confirms that such disclosure was moved within the “Investment Restrictions, Policies and Certain Investments” section of the SAI without revision. The Registrant does not consider either edit to the Funds of Funds’ SAI to be a change to a fundamental investment policy requiring shareholder approval.

Sincerely,

/s/ Nicholas S. Di Lorenzo

Nicholas S. Di Lorenzo cc:

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze

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